UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 27,351,963 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 27,351,963 (1)
	10.	Shared dispositive power 34,987,903 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,339,866 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.7% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 5,359,323 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,327,180 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 5,359,323 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 150,124
	8.	Shared voting power 0
	9.	Sole dispositive power 150,124
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 150,124
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015.

CUSIP No. 812350106

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 193,341
	8.	Shared voting power 0
	9.	Sole dispositive power 193,341
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 193,341
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 27,695,428 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 27,695,428 (1)
	10.	Shared dispositive power 34,987,903 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,683,331 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.0% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 5,359,323 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,327,180 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 5,359,323 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,573 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,573 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,573 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 2,343 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,343 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,573 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,573 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,573 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 2,343 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,343 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 902 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 155 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 155 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 27,708,903 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 27,708,903 (1)
	10.	Shared dispositive power 34,987,903 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,696,806 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	Includes an aggregate of 5,361,821 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 6,327,180 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 5,361,821 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 62,696,806 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 27,708,903 (1)
	10.	Shared dispositive power 34,987,903 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,696,806 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 53.0% (3)
14.	Type of reporting person (see instructions) IN

(1)	Includes an aggregate of 5,361,821 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 6,327,180 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 11,689,001 shares of Holdings Common Stock that may be acquired by the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 41 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”, and together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In open market purchases on August 6, 2015, August 7, 2015 and August 10, 2015, Mr. Lampert acquired an aggregate of 277,252 shares of Holdings Common Stock for aggregate consideration of approximately $6,345,241.29 (excluding commissions) using personal funds.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On August 17, 2015, Holdings announced the results of the Offer through August 14, 2015 (the “Early Tender Date”). Pursuant to the Offer, certain of the Reporting Persons tendered Notes with an aggregate principal amount of $164,899,000 of Notes in the Offer, prior to the Early Tender Date, which Notes were accepted by Holdings and settled on August 17, 2015. The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.1 to Holding’s Current Report on Form 8-K, filed by Holdings with the SEC on August 17, 2015.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of August 18, 2015, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	62,339,866	(1)(2)	55.7	% (3)	27,351,963	(2)	0	27,351,963	(2)	34,987,903	(1)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	62,683,331	(1)(4)	56.0	% (5)	27,695,428	(4)	0	27,695,428	(4)	34,987,903	(1)
ESL Institutional Partners, L.P.	12,573	(6)	0.0	% (7)	12,573	(6)	0	12,573	(6)	0
RBS Investment Management, L.L.C.	12,573	(8)	0.0	% (9)	12,573	(8)	0	12,573	(8)	0
CRK Partners, LLC	902	(10)	0.0	% (11)	902	(10)	0	902	(10)	0
ESL Investments, Inc.	62,696,806	(1)(12)	56.0	% (13)	27,708,903	(12)	0	27,708,903	(12)	34,987,903	(1)
Edward S. Lampert	62,696,806	(1)(14)	53.0	% (15)	62,696,806	(1)(14)	0	27,708,903	(14)	34,987,903	(1)

(1)	This number includes 28,660,723 shares of Holdings Common Stock held by Mr. Lampert and 6,327,180 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners and 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(3)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.

(7)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.
(8)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(9)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(10)	This number includes 747 shares of Holdings Common Stock held by CRK LLC and 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.
(11)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.
(12)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I, 193,341 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(13)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, the 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(14)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I, 193,341 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(15)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, the 6,327,180 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 5,359,323 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,343 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 155 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	08/06/2015	Open Market Purchase	177,439		$22.0999
Edward S. Lampert	08/07/2015	Open Market Purchase	13,000		$23.5927
Edward S. Lampert	08/10/2015	Open Market Purchase	86,813		$24.3875